Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

FUNDRISE | Fundrise Income Real Estate Fund



The Fundrise Income Real Estate Fund

An innovative new real estate fund intended to generate a low-volatility income stream of cash distributions.

INQUIRE

Overview

Objective	**Cash flow**
Geographic focus	**National**
Current NAV per share	**$10.03**

Note: Investors should carefully consider the investment objective, risk, charges and expenses of the Fund before investing. The prospectus for the Fund contains this and other information, and can be obtained on the SEC EDGAR website, or by emailing investments@fundrise.com. The prospectus should be read carefully before investing in the Fund.

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund.

The Fund intends to elect to be taxed as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The Fund seeks to create and

Current distribution rate[1]
5.99%

Tax reporting
Form 1099-DIV

maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. There can be no assurance that the Fund will achieve its investment objective.

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in residential and commercial real estate, the securities of real estate and real estate-related issuers, and real estate-related loans or other real estate-related debt securities. For this purpose, real estate-related companies are those that derive at least 50% of their revenues or profits from the ownership, construction, management, financing or sale of real estate, or have at least 50% of the fair market value of their assets invested in real estate.

View full prospectus

Fund holdings

37 projects

Recently acquired ▼







37
active projects

Strategy	Allocation	
Fixed Income		98.4%
Value Add		1.6%



Home construction

Smithfield, NC

STRATEGY | SIZE
● Fixed Income | $24.2M



Home construction

Taylor, TX

STRATEGY | SIZE
● Fixed Income | $19.1M



New apartment development

Gainesville, FL

STRATEGY | SIZE
● Fixed Income | $6.58M



Subject Property

Home construction

Georgetown, TX

STRATEGY | SIZE
● Fixed Income | $23.0M

Subject Property

Home construction

Davenport, FL

STRATEGY | SIZE
● Fixed Income | $24.8M

Subject Property

New apartment development

Union City, CA

STRATEGY | SIZE
● Fixed Income | $16.0M



37
active projects



Strategy	Allocation	
Fixed Income	▬▬▬▬▬	98.4%
Value Add	∣	1.6%



Home construction

Jarrell, TX

STRATEGY | SIZE
● Fixed Income | $27.3M



Home construction

Covington, GA

STRATEGY | SIZE
● Fixed Income | $13.0M



Home construction

Clayton, NC

STRATEGY | SIZE
● Fixed Income | $21.7M



Home construction

Melissa, TX

STRATEGY | SIZE
● Fixed Income | $36.7M







37
active projects



Strategy	Allocation	
Fixed Income		98.4%
Value Add		1.6%



Home construction
Katy, TX

STRATEGY	SIZE
● Fixed Income	$90.1M



Rendering of expected final product.

New apartment development
Hackensack, NJ

STRATEGY	SIZE
● Fixed Income	$3.75M



37
active projects



Strategy	Allocation	
Fixed Income	▬▬▬▬▬	98.4%
Value Add	▏	1.6%

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Historical performance

Growth of a $10,000 investment



$11,000

$10,000

$9,000

Apr '22   Jul '22

Historical net returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
∧ **2022**													
NAV at end of period				$10.00	$10.00	$10.02	$10.02	$10.02					$10.02
Dividend				0.4%	0.4%	0.5%	0.4%	0.4%					2.2%
Appreciation				0.0%	0.0%	0.2%	0.0%	0.0%					0.2%
Total return				**0.4%**	**0.4%**	**0.7%**	**0.4%**	**0.4%**					**2.4%**

Learn more about the assumptions in this section, or view our full disclosure.

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.



Fundrise Income Real Estate Fund Prospectus

PDF attachment



Fundrise Income Real Estate Fund Statement of Additional Information

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Merger's Information Statement / Prospectus

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Merger's Statement of Additional Information

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Fundrise Income Real Estate Fund Prospectus

PDF attachment



Fundrise Income Real Estate Fund Statement of Additional Information

PDF attachment



Merger's Information Statement / Prospectus

PDF attachment



Merger's Statement of Additional Information

PDF attachment



Notice of Repurchase Offer

PDF attachment



Income Fund Distribution Notice

PDF attachment



2022 Semi-Annual Report

EDGAR SEC link

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[1] Current distribution rate is expressed as a percentage equal to the currently declared distribution amount on an annualized basis (which is calculated by annualizing the current daily cash dividend per share without compounding), divided by the relevant net asset value per share. The current distribution rate shown may be rounded.

A portion of distributions may be a direct result of expense support payments provided by Fundrise Advisors, which are subject to repayment by the Fund within three years. The purpose of this arrangement is to ensure that the Fund bears an appropriate level of expenses. Any such distributions may not be entirely based on investment performance and can only be sustained if positive investment performance is achieved in future periods and/or Fundrise Advisors continues to make such expense support payments. Future repayments will reduce cash otherwise potentially available for distributions. There can be no assurance that such performance will be achieved in order to sustain these distributions. Fundrise Advisors has no obligation to provide expense support payments in future periods.

The Fund may fund distributions from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital, as well as net income from operations, capital and non-capital gains from the sale of assets, dividends or distributions from equity investments and expense support payments from Fundrise Advisors, which are subject to repayment. The sources of distributions may vary periodically. Please refer to the semi-annual or annual reports that will be filed with the SEC for the sources of distributions.

The Fund may be purchased as either part of an investment plan by Fundrise Advisors or individually.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.